

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Jeremy M. Levin, DPhil, MB Chir
Chief Executive Officer
Ovid Therapeutics Inc.
1460 Broadway
Suite 15044
New York, NY 10036

>   **Re: Ovid Therapeutics Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 13, 2020**
>   **File No. 333-250054**

Dear Dr. Levin:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Ada D. Sarmento at 202-551-3798 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Jaime L. Chase, Esq.